August 22, 2025

Walter Geldenhuys
Chief Financial Officer
Rivulet Entertainment, Inc.
7659 E. Wood Drive
Scottsdale, AZ 85260

        Re: Rivulet Entertainment, Inc.
            Form 10-KT for the Transition Period ended June 30, 2024 Filed November 12, 2024
            File No. 000-52390
Dear Walter Geldenhuys:

       We have reviewed your May 12, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our April 7,
2025 letter.

Form 10-KT/A for the Transition Period ended June 30, 2024
General

1. We note that your interim reports for the quarters ended September 30, 2024 and
       December 31, 2024 reflect the acquisition from the standpoint of the accounting acquirer in your July 7, 2024 reverse merger, although as discussed with your representative during a telephone conference on August 20, 2025, an inconsistent approach was taken in presenting share activity within the equity statements of these two reports. For example, the first quarter report shows 96,722,950 shares as of June
       30, 2023, while the second quarter reports shows 3,668,274 shares for that same date.

       Based on your disclosures indicating that 96,722,950 shares were issued by the legal acquirer to complete the transaction, the implicit exchange ratio when applied to the historical share activity of Rivulet Media, Inc. should yield that same quantity of
 August 22, 2025
Page 2

       shares in the financial statements covering periods prior to the acquisition, adjusted as necessary to correspond to and reflect any changes in the outstanding shares of accounting acquirer, though culminating in that number of shares just prior to the event. The number of shares that are deemed to be issued from the standpoint of the accounting acquirer, to acquire the legal acquirer, should equal the number of shares that were actually issued and outstanding just prior to consummation on July 7, 2024, less any consideration shares that were issued prior to consummation.

       Therefore, provided there were no changes in the number of Rivulet Media, Inc.
       shares subsequent to June 30, 2023, up to the date of the merger, the approach taken in your September 30, 2024 interim report would appear to appropriately reflect the recast based on the share consideration in conformity with the accounting guidance in
       FASB ASC 805-40-45-2(d), stating "the equity structure of the legal subsidiary (the accounting acquirer) is restated using the exchange ratio established in the acquisition agreement to reflect the number of shares of the legal parent (the accounting acquiree)
       issued in the reverse acquisition." However, if there were any changes in the number of shares during that period of time, this would need to be reflected in the equity roll-
       forward with appropriate line item activity and note disclosures.

       Please ensure that share activity presented in future periodic reports, beginning with your interim report for the quarter ended March 31, 2025, accurately reflects all historical share activity of the accounting acquirer, and is recast using the exchange ratio implicit in the merger terms. Please advise us of your position on whether the
       December 31, 2024 interim report should be revised to correct the share activity in the equity statement, including the reasons if you believe this would be unnecessary.


       Please contact John Cannarella at 202-551-3337 or Karl Hiller at 202-551-3686 if you
have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation